Exhibit 99.2

AstraZeneca LinkedIn post:

Today we announced an agreement to acquire CinCor Pharma, Inc., a US-based clinical-stage biopharmaceutical company, focused on developing novel treatments for resistant and uncontrolled hypertension.

The acquisition will strengthen our cardiorenal pipeline, where there is a high unmet medical need.

This acquisition is expected to close in first quarter of 2023, subject to regulatory approvals and other customary closing conditions. Additional important information can be found here: https://know.az/3IvkzkQ

#investors #AstraZenecaBusinessNews

AstraZeneca Twitter post:

Today we announced an agreement to acquire @cincorpharma to strengthen our cardiorenal pipeline, where there is a high unmet need.

Additional important information can be found here: https://know.az/3Gug8nC

#investors #AstraZenecaBusinessNews